

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2013

Via E-mail
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE: China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your response letter dated December 7, 2012, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. We note that the December 7, 2012 response letter you filed on EDGAR does not include Appendices I through III, which were provided to the staff as paper correspondence. Please file a complete copy of your response on EDGAR, including all appendices.

Risk Factors, page 27

2. Please revise the disclosure to explain how you determined that the officers, directors and principal stockholders owned a majority of the voting stock given the contrasting disclosure on page 85.

Note 8 – page 65

3. We have read your response to comment 2 from our letter dated October 26, 2012. In future filings please disclose in MD&A how you determined that the Tsining JunJing Garden 1 property is not impaired given your inability to sell the property. Your disclosure should also disclose the rental income and expenses associated with the property, the fact that it's used for collateral for outstanding loans, and that the properties cannot be sold before 2022 due to certain lease agreements. Also, disclose that based on the RMB 2.9 million of net cash receipts in 2011, it will take you over 25 years to recover the RMB 74 million carrying value of the asset. Disclose also that you have determined that no impairment charge is required under ASC 360-10-35 and quantify and discuss the specific cash flow assumptions supporting recoverability. Such disclosures are necessary for investors to assess the reasonableness of the critical accounting assumptions and estimates that support the carrying value of your assets. In this regard, it appears that an impairment of this asset would materially impact your operating results. See Section 501.14 of the Financial Reporting Codification.

Note 9 – page 65

4. We have read your December 7, 2012 response number 3 and Appendix II and it remains unclear whether your New Land purchase price allocation complies with US GAAP. In this regard, we note that you have valued the development right asset at an amount that substantially exceeds the 18,738,700RMB amount specifically noted in the appraisal. The excess is material to your current equity balance. Response #8 in your September 21, 2012 letter includes a description of the valuators methodology which suggests that the 18,738,000RMB value is what a market participant would pay to acquire this contract i.e. fair value. Please provide us your English translated full valuation report (not just the abstract) and identify for us the sections therein that support your accounting. Also, please explain to us how the specific amortization amounts you have recognized on this asset from 2007 through September 30, 2012 are consistent with the cash flow assumptions and projections included in the full valuation report. It remains unclear how your amortization method complies with ASC 350-30-35-6. Given that the project was supposed to be completed in 2010, clarify how you can reasonably conclude that straight line amortization is not required. We may have further comment.

5. We have read your response to comment 4 from our letter dated October 26, 2012. Please provide us with a translated copy of the July 26, 2007 "Confirmation of Infrastructural Investment and Expenditure Settlement Agreement" so that we can complete our analysis of this issue.

6. The Exclusive Right Agreement (Appendix I) appears to indicate that the government gives you land use rights in exchange for various specifically identified services you are required to perform under the Baqiao contract. Please explain to us in detail your revenue recognition accounting policy for this contract. Provide illustrative accounting entries so it is clear how and when you account for the land use rights that you receive. We

understand that your aggregate costs under this contract are expected to exceed $100m. Explain how you account for completed infrastructure projects since it appears that such property would convey to the government upon completion so it is unclear whether you charge off that asset upon completion and receipt of the land use rights. Please clarify all relevant details regarding the timing of revenue recognition and each financial statement account impacted by the revenues and expenses incurred on this contract. Identify the specific accounting guidance that supports your accounting. Compliance with ASC 605-35-25 and ASC 605-25-25 should be clearly evident.

Note 16, page 70

7. We understand that in November 2008 you created a joint venture to develop the PuHua project and that your partner (Prax) paid $29.3 million for a 25% equity interest in the joint venture. You have consolidated the joint venture since inception due to your 75% equity interest. Construction commenced in June 2009 and sales commenced later in 2009. In an effort to limit Prax's maximum return on its investment, you signed a contract on May 24, 2010 obligating the joint venture to acquire Prax's 25% interest for $89.94 million in 3 tranches with payment due dates of 12/31/10, 12/31/11 and 12/25/12. Prax agreed to surrender a stated portion of its joint venture shares only after each payment was received. Based on the May 24, 2010 contract, it is evident that Prax retained the voting, distribution, and other rights of stock ownership and was not obligated to relinquish such rights until they received the redemption payments. When you signed the May 2010 contract, you debited the $29 million noncontrolling interest account, and debited retained earnings $14 million, and credited a redeemable stock account $43 million which you determined was the present value of the liability resulting in a 45% effective interest rate. We understand that you are accounting for the $46.9 million accreted interest component ($89.9m - $43m) as an increase in your "Real estate held for development and sale" asset account based on the interest capitalization accounting model. The impact of not expensing the interest component also enabled you to report income in 2010 and 2011 instead of losses. It remains unclear how you determined that ASC 835-20-15 permits interest capitalization for the acquisition of the Prax stock in your consolidated subsidiary. Specifically, given that you paid $89 million for Prax's $29 million equity interest in an effort to limit your partner's investment return, it is apparent that your payment was primarily to acquire the 25% profit interest in the underlying business. Further, it is not clear how you reasonably determined that the present value of the Prax stock was only $43 million given that (1) your stated intention was to cap Prax's returns; (2) you agreed to pay $89 million over a 31 month period; and (3) the contemporaneous disclosures you made concerning the expected profitability and success of the Puhua project. Please clarify these issues in your next response.

Director Compensation, page 84

8. We note your response to comment 11 of our letter dated October 26, 2012. Since it appears that the director service agreements have not been filed as exhibits, please confirm that, in addition to listing these agreements in the exhibit index of your annual

report, you will also file them as exhibits with your next periodic report. Also note that Mr. McLelland's service agreement was not included in Appendix III. Please advise.

Item 14, page 85

9. Please clarify for us the basis for your statement in your September 21, 2012 letter that 100% of the audit was done by MSCM employees given the disclosures in MSCM's 2011 and 2012 Form 2 filings with the PCAOB.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

10. As previously requested, please explain in MD&A why the accounts receivable variance is materially disproportionate from the corresponding sales variances. The ratio of receivables to quarterly sales increased from .43 at September 30, 2011 to .53 at September 30, 2012. Absent a specific explanation, it is not clear whether the change is due to a deterioration in the credit quality of your receivables or to a change in your revenue recognition policies. Also, the accounts receivable variance had a material impact on your operating cash flows. Please read Section 501.04 of the Financial Reporting Codification and provide an analysis of your receivables turnover in all of your future filings.

11. As previously requested, please quantify the amount of all cash payments made by your PRC subsidiary to the US holding company in all periods presented. If the amount is zero then disclose that fact. Otherwise, investors have no means of assessing the magnitude of such payments and the corresponding impact of the currency transfer and tax issues highlighted in your risk factors. This disclosure should be included in the MD&A section of all future filings consistent with the guidance in Section 501.13.b.1 of the Financial Reporting Codification.

12. Note 10 states that you have $35.6m of restricted cash corresponding to a $30m JP Morgan loan. You also have $31.8m of restricted cash corresponding to a $31m Bank of China loan. You also have $16m of restricted cash corresponding to a $15.9m Bank of Beijing loan. Please tell us, and disclose in future filings, the business purpose of these arrangements. It appears that you may be incurring interest charges on cash you cannot access. Explain how you concluded that these arrangements are not essentially undrawn lines/letters of credit. Absent a substantive explanation, there is a concern that your reported cash balances may be materially overstated.

13. Given your negative operating cash flows and the substantial excess of your advances from customers, payables and accrued expenses over your un-restricted cash and receivables, it is not clear how you expect to meet your financial obligations over the next 12 months. In the MD&A of your future filings, please discuss the impact of these factors on your current and long-term liquidity and please quantify your expected sources and uses of cash for the succeeding 12 months. See Section 501.13 of the Financial Reporting Codification.

14. Please address the current and prior staff comments when filing your 10-K/A.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief